

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

July 31, 2007

Mr. Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
7700 San Felipe, Suite 485
Houston, Texas 77063

>   **Re: Vanguard Natural Resources, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 6, 2007**
>   **File No. 333-142363**

Dear Mr. Smith:

We have reviewed your filing and response letter dated July 5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Principal Customers, page 95

1.   We note your response to prior comment 44. Please provide further justification as to why your contracts with North American Energy and Dominion Field Services do not need to be filed. While we note that agreements with your principal customers "are typically month-to-month marketing contracts with no specific volume or pricing mechanisms," tell us whether any of your agreements are not month-to-month or are not based on index pricing. We may have further comment.

Compensation Discussion and Analysis, page 107

2.   We note your response to prior comment 48, but it appears you have not
        sufficiently revised this section in accordance with that comment. As such, we
        reissue it. We note you have entered into employment agreements with Messrs.
        Smith, Robert and Pence providing for a base salary of $200,000 per year. We
        further note that you expect your compensation committee will evaluate
        individual executive performance with a goal of setting compensation levels it
        believes are comparable with executives in other companies of similar size and
        stage of development engaged in the acquisition, development and exploitation of
        mature, long-lived natural gas and oil properties while taking into account your
        relative performance and your own strategic goals.

        Your revision that the current base salaries were negotiated between the employee
        and Nami is an insufficient discussion and analysis. In particular, with respect to
        Mr. Pence's salary, we note that his employment agreement was entered into after
        the Nami Restructuring Plan whereby you were separated from your predecessor,
        and you thus could have negotiated the agreement in your own capacity.
        Moreover, notwithstanding that the initial employment agreements with Messrs.
        Smith and Robert were entered into prior to your separation and formation as an
        independent company, you then entered into amended employment agreements
        with these persons at the time of your separation whereby you agreed to
        employment terms with you as an independent company.

        Please substantially revise this section to provide clear, meaningful disclosure and
        eliminate vague terms. In your revisions, please be sure to address the following:

        •   Discuss how the base salaries for Messrs. Smith, Robert and Pence were
            determined. We note that you have deleted the last part of the sentence on
            page 109 that formerly stated that these agreements were negotiated
            between the executive officers and Nami "using a comparison of
            compensation packages from companies in our industry of similar size and
            stage of development." With respect to Mr. Pence, please clarify why
            Nami, rather than your board of directors or compensation committee or
            other governing body serving in that capacity, negotiated his employment
            agreement dated May 15, 2007 and the intended grant of options to
            purchase an aggregate of 75,000 units.

        •   Identify and describe the companies, as well as the similar positions and
            responsibilities, to which you have compared your policies.

        •   Specify what you consider important in terms of individual
            responsibilities, performance and experience, and how you take "into
            account" competitive market compensation paid by other companies for
            similar positions.

- With respect to your statement that the base salaries of the named executive officers will be "subject to increases as determined to be appropriate by our board of directors," clarify whether the board or the compensation committee will determine the increases, and specify the factors that will be taken into account.

See Item 402(b)(2)(xiv) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K for additional guidance.

3.   We note your response to prior comment 49 that you expect your compensation committee to determine the Specific performance targets following the completion of this offering. Please provide more specificity in this regard.

4.   We note your response to prior comment 50 that the decision to grant Messrs. Robert and Pence an aggregate of 100,000 units and 75,000 units, respectively, under your LTIP was made by Nami when their employment agreements were negotiated. We also note that on January 1, 2008, you intend to grant only Messrs. Smith and Robert an annual grant of phantom units in an amount equal to 1.0% of your units outstanding at that time. Please provide more details to explain why there are these material differences in compensation policies with respect to these individual executive officers.

Long-Term Incentive Plan, page 110

5.   We note your response to prior 52, and we reissue it. It remains unclear how the amounts will be determined, when they will be issued, on what basis they will be awarded and how the board of directors, or compensation committee, will determine the exercise prices. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 117

6.   We note your response to prior comment 54, and we reissue it. It remains unclear which factors you considered in determining the pricing of each significant category of services to be provided by Vinland. In this regard, it is not sufficient to simply disclose that the terms of each of your agreements with Vinland were negotiated between you and Vinland. Please revise accordingly.

Note 10 – Supplemental Natural Gas and Oil Information, page F-31

7.   Your response to prior comment 57 in our letter dated May 23, 2007, states that you revised your disclosure to remove "and other" from the lines previously labeled "Extensions, Discoveries and other" in your disclosure of changes in the net quantities of proved reserves. We do not see that "and other" was removed from the table on page F-32 of Amendment No. 1. We reissue prior comment 57.

Unaudited Pro Forma Financial Statements

8.   Expand Note 2(a) to explain the nature of the following balance sheet entries and how they are calculated: derivative contracts, $3,248,342; other assets, $4,051,648; members' equity (deficit), $1,381,250; private investor unitholders, $973,250; management unitholders, $195,500.

9.   Expand Note 2(c) to explain how the balance sheet entry of $8,280,000 was calculated. The numbers in your current disclosure do not appear to tie to that number.

10.   Note 2 does not appear to explain the entries on the pro forma statement of operations for the year ended December 31, 2006, of $4,013,333 and for the quarter ended March 31, 2007, of $1,003,333, both labeled (c).

Engineering Comments

11.   We note that you estimate the production rate from your proved producing gas reserves to increase by over 10% between 2007 and 2008. As proved producing reserves are reserves from wells already on production, please explain to us the reason you estimate the rate from these reserves to increase in 2008.

12.   Please reconcile for us that NSAI determined 16,678 MCF of proved undeveloped gas reserves as of March 31, 2007 with the fact that you report 46,018 MCF of proved undeveloped gas reserves as of December 31, 2006.

13.   Similarly, please reconcile that NSAI determined 35 MBO of proved undeveloped oil reserves as of March 31, 2007 with the fact that you report 94 MBO of proved undeveloped oil reserves as of December 31, 2006.

14.   Please reconcile for us the use of a gas price of approximately $9.30 per Mcf in the NSAI reserve report with a Henry Hub price of approximately $7.50 per MMBtu.

15.   We note that you appear to have 85% to 100% working interest in most of your producing wells in most fields but you only have a 40% working interest for all proved undeveloped wells. Please explain this to us and consider clarifying your disclosure.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sandra Eisen at (202) 551-3864 or, in her absence, April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum

Engineer, at (202) 551-3703 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Eisen
       A. Sifford
       J. Wynn
       J. Murphy

       <u>via facsimile</u>
       David P. Oelman and Douglas E. McWilliams
       Vinson & Elkins L.L.P.
       (713) 758-2346